UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Western Gas Partners, LP
File No. 333-146700 – CF No. 21541

Western Gas Partners, LP submitted an application under rule 406 requesting confidential treatment for information it excluded from Exhibits to a Form S-1 filed on December 26, 2007.

Based on representations by Western Gas Partners, LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through	January 1, 2018
Exhibit 10.5	through	January 1, 2018
Exhibit 10.6	through	January 1, 2018
Exhibit 10.7	through	January 1, 2018

For the Commission, by the Division of Corporate Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel